# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Entera Bio Ltd., CIK 0001638097
CUSIP: M40527109
Title of class of securities: Ordinary Shares Nominal value of NIS 0.0000769 per share
Address of issuer's principal executive offices: KIRYAT HADASSAH, MINRAV BUILDING, FIFTH FLOOR, JERUSALEM, Israel (L3), 9112002
Date of event which requires filing of this statement: 03/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000944809

## Reporting persons
- OPKO HEALTH, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 3,685,226; shared voting power 0; sole dispositive power 3,685,226; shared dispositive power 0; aggregate amount beneficially owned 3,685,226 (8.1% of the class)
  Comment: Based on 45,420,676 shares of ordinary shares of the Issuer outstanding on March 20, 2025, as set forth in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 28, 2025.

## Item 1. Issuer
Name of issuer: Entera Bio Ltd.
Address of issuer's principal executive offices: KIRYAT HADASSAH, MINRAV BUILDING, FIFTH FLOOR, JERUSALEM, ISRAEL, 9112002.

## Item 2. Person Filing
Name of person filing: OPKO Health, Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: 4400 Biscayne Blvd., Miami, FL 33137
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on the 45,420,676 shares of ordinary shares of the Issuer outstanding on March 20, 2025, as set forth in the Issuer's Form 10-K filed with the SEC on March 28, 2025.
Percent of class:
8.1%

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on the 45,420,676 shares of ordinary shares of the Issuer outstanding on March 20, 2025, as set forth in the Issuer's Form 10-K filed with the SEC on March 28, 2025.
Sole power to vote or to direct the vote: 3,685,226 Shares
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: 3,685,226
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OPKO HEALTH, INC.: /s/ Steven D. Rubin, Executive Vice President - Administration (04/02/2025)